 Gmail   Anna Lusby <  >

My New Venture!
2 messages

Anna <  >   Thu, Aug 8, 2024 at 4:22 PM
To: Amy Allen < ▓▓▓▓▓▓▓▓▓▓▓ >

Hi Amy!

I know I've mentioned a few things about what I've been working on over the past several months but I'm finally ready to give you the low down! A few months back my good friend Danielle (entrepreneur and adventurer) contacted me to help with an idea that would help bring women in their ~~midlife~~ prime together to have fun.

Over the past few years, I've dealt with loneliness. I've noticed it a lot more since moving away from you! And to be honest, I didn't realize that this problem was so widespread. But in reality, **loneliness is at epidemic proportions** and can actually increase the **risk of death by 29%**! The fact that **59% of women feel lonely** is heartbreaking! Oddly knowing this, I don't feel so alone. But the unpopular reality is that it gets hard to make friends the older we get. YIKES!

Luckily Danielle and I are working on a simple, yet effective solution to this issue— **Mazzy**, your go-to app for fun and friendship, tailored just for you. Mazzy is about connecting with others who share your passions, breaking away from the routine to experience those unexpected moments of joy and laughter, and finding yourself.

The market for the Mazzy app is massive! Our TAM (total addressable market) in the US market is $105B, and the CAGR (compound annual growth rate) is 26.2%. We have a $150 annual membership per customer and expect to hit $30mil in ARR (annual recurring revenue) in three years. Side note, any projections are speculatory and not guaranteed (Wefunder makes me say that).

Danielle and I have been working hard. We've graduated from an accelerator program, hired a design agency, completed a total rebrand, built a website, conducted interviews, hosted events, built a prototype, assembled an advisor board, and grown Mazzy into what it is today. Phew!

We have a prototype and are fundraising so we can work on the next phase of building the app to bring it to life. the Mazzy app has hundreds of offbeat outings and fun things to do, and we are actively building our community. But we need help.

We are kicking off a Wefunder campaign to crowdfund investment capital. There are many ways you can help:

1. **Become an early investor**: By monetarily investing in Mazzy, you will be an active part of the change you want to see in this often invisible demographic.

2. **Join or gift a Mazzy membership**: Presales are open now! You can snag a spot and help build this community. You can also purchase a membership as a gift for friends!

3. **Share Mazzy with the masses:** Please, spread the word! Again, we are building a community and we would love for you to share this with your friends! This is one of the most crucial and helpful things you can do!

However you can help, I am truly grateful for your support and can't wait to have you join this exciting journey to empower women in their ~~midlife~~ prime.

Because fun never gets old!

XO,

Anna






ANNA LUSBY
Co-Founder & CMO

Instagram | Facebook | TikTok

Anna ◁▨▨▨▨▨▨▨▨▨▨▷   Mon, Aug 12, 2024 at 1:22 PM
To: Amy Allen ◁▨▨▨▨▨▨▨▷

Hi Amy!
Like I said in my text, I am so thankful to have you have a friend. Thank you so much for all your support and for investing in not only Mazzy but in me. It means a lot!

There was one thing I forgot to mention about our raise. Mazzy is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Let me know if you have any questions!

XO,
Anna




ANNA LUSBY
Co-Founder & CMO

Instagram | Facebook | TikTok

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